恒基兆業地產有限公司 082-01561

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

RECEIVED
2006 JUL 13 P 2:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: HASE/TL/HL/04707

06015163

3rd July, 2006

SUPPL

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement
– Retirement of Directors (the "Announcement")

We enclose for your information a copy of the Announcement of even date, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

Encl.

TL/pm

dlw 7/14

South China Morning Post - Business
Published on 3rd July, 2006

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)

RETIREMENT OF DIRECTORS

The board of directors (the "Board") of Henderson Land Development Company Limited (the "Company") announces that Mr. Ho Wing Fun and Mr. Leung Sing resigned as Executive Directors of the Company on 1st July, 2006 upon their retirement after many years of faithful service to the Company.

Mr. Ho and Mr. Leung have confirmed that they have no disagreement with the Board and are not aware of any matters that need to be brought to the attention of the shareholders of the Company in relation to their retirement.

The Board would like to express its gratitude to Mr. Ho and Mr. Leung for their support, devotion and invaluable contribution to the Company.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 3rd July, 2006

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.